 Exhibit 99.1

Transition Therapeutics Announces Annual General Meeting Voting Results

TORONTO, Jan. 6, 2016 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) announces that the following five directors were elected at the Annual General Meeting of shareholders of the Company held on December 10, 2015 (the "Meeting"):

NOMINEE	VOTES IN FAVOR	%	VOTES WITHHELD	%
Michael Ashton	18,526,595	98.92%	202,544	1.08%
Paul Baehr	18,527,206	98.92%	201,933	1.08%
Dr. Tony Cruz	18,534,229	98.96%	194,910	1.04%
Christopher M. Henley	18,527,573	98.92%	201,566	1.08%
Dr. Gary W. Pace	18,526,672	98.92%	202,467	1.08%

The formal report of voting results with respect to all matters voted upon at the Meeting was filed on SEDAR on December 11, 2015.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT-401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com; Nicole Rusaw, Chief Financial Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x 202, nrusaw@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 06-JAN-16